EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 12, 2015

Seabridge Gold Aims for 3rd Core Zone Discovery at KSM in 2015
Drilling to test major core zone target for higher grades below gold-rich Mitchell deposit
Drilling at Deep Kerr and Iron Cap Lower Zone to expand and refine block cave shapes to enhance underground mining potential

Toronto, Canada… Seabridge Gold today outlined the 2015 exploration program at its 100%-owned KSM Project in northwestern British Columbia. Over the past two years, Seabridge has successfully targeted higher grade core zones beneath KSM’s near surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added nearly one billion tonnes to project resources. This year’s main target is a possible higher grade core zone beneath KSM’s largest deposit, gold-rich Mitchell.

Drilling is planned to begin at the lower elevations of the Mitchell valley and then proceed to Kerr and Iron Cap. A high resolution airborne magnetic survey has recently been completed to aid in refining the drill targets, particularly at Mitchell.

Seabridge Chairman and CEO Rudi Fronk noted that the 2015 program at KSM is considerably smaller than previous years, reflecting the completion of the environmental assessment process which culminated in provincial and federal approvals in 2014. “The EA application process required a significant share of our spending but that work is finished. This year, the emphasis is focused on drilling what we believe could immediately enhance both gold and base metal production scenarios,” he said, “by adding further higher grade material in easily accessible locations and reducing waste rock generation.”

“This summer, we expect to conclude our three year core zone exploration program which so far has added nearly a billion tonnes of better grade material. We believe we have left the best to last. The potential under Mitchell has been our top exploration target for more than four years but earlier attempts to drill it ran into technical difficulties. We believe we now have a reliable solution that will enable us to complete holes into this high value target,” Fronk said. No additional funding is required for the 2015 program following the $16.4 million raise completed last month.

Mitchell Program
The Mitchell deposit at KSM is the largest porphyry copper-gold system on the property, containing proven and probable reserves of 1.4 billion tonnes grading 0.60 g/T Au and 0.16% Cu.  In the central part of the deposit there is a zone of higher grade gold and copper which has been scheduled for early exploitation in the mine plan, to facilitate rapid payback of capital. The bulk of the Mitchell deposit represents mineralization on the margin of this central zone, resulting in a lower overall grade. Delineation drilling of the Mitchell deposit focused on an open-pit mining configuration which favored width over depth.

Drill testing the plunge projection of the Mitchell high grade centre is planned for June. Two deep holes are designed to confirm the concept; if successful, these holes will be followed up by more drilling to expand the zone. These holes will also provide additional information for the Lower Mitchell block cave shape included in the 2012 Preliminary Feasibility Study.

Deep Kerr Program
The Deep Kerr deposit continues to grow and remains open to the south and at depth. Exploration drilling in 2014 expanded the inferred resource to 782 million tonnes grading 0.54% copper and 0.33 g/T gold (8.2 million ounces of gold and 9.3 billion pounds of copper). See Table 1 below. Deep Kerr consists of a broad zone of altered rock representing several relic intrusions measuring about 2,000 meters north-south by 600 meters east-west and roughly 1,500 meters in depth. The defining characteristic that distinguishes Deep Kerr from other deposits at KSM is that pyrite is markedly decreased relative to copper-bearing minerals.

Drilling plans for Deep Kerr are designed to expand both the length and width of block cave shapes that confine the current resource estimate. Geological projections of the mineralized zone indicate that the block cave shapes are limited by drill data. Extending the footprint of the block cave shapes could increase the potential mining rate for this higher grade material, thereby generating a significant economic benefit to the project.

Table 1:  Deep Kerr Undiluted Inferred Mineral Resources(*)
NSR cutoff value ($/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)

8.0	1,137,388	0.43	10,737	0.27	10,361	1.7	62,768	24	60,716
12.0	1,034,295	0.46	10,457	0.29	9,805	1.8	58,370	25	57,942
16.0	914,082	0.50	9,994	0.31	9,069	1.8	52,902	27	53,628
20.0	781,740	0.54	9,324	0.33	8,179	1.9	46,866	27	47,137
24.0	639,586	0.60	8,416	0.35	7,170	1.9	39,932	28	38,861
28.0	520,334	0.66	7,517	0.37	6,224	2.0	33,524	28	31,702
32.0	429,052	0.71	6,728	0.39	5,389	2.0	28,057	28	26,365

(*) Details of the Deep Kerr Inferred Mineral Resource can be found at http://seabridgegold.net/News/Article/516/

Iron Cap Lower ZoneProgram
The Iron Cap Lower Zone is the second core zone identified at KSM. The grade of the Iron Cap Lower Zone’s estimated 164 million tonne inferred resource averages 0.59 g/T gold and 0.27% copper (3.1 million ounces of gold and 961 million pounds of copper), a significantly higher grade than the Iron Cap resource which lies above the Lower Zone. See table 2 below. The deposit is controlled by three distinct intrusions measuring about 350 meters by 750 meters and open at depth. It appears that the margins of the intrusions tend to control the distribution of higher gold and copper grades and may have provided metal to the surrounding wall rock. Magnetite, biotite and orthoclase are commonly present in deeper quartz-sulfide veins, with quartz-sericite dominant at shallower levels. This relationship implies vertical zonation of the mineral system and significant depth potential for the Iron Cap Lower Zone.

Plans for expanding Iron Cap Lower Zone include additional drill holes to the north, where the limits of the deposit have not been found. Innovative drilling techniques are being investigated to test the deeper extensions of the Iron Cap Lower Zone from surface.

Table 2: Iron Cap Lower Zone Undiluted Inferred Mineral Resources(*)
NSR cutoff value ($/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)

8.0	240,421	0.24	1,265	0.49	3,767	3.3	25,740	13	7,048
12.0	231,590	0.24	1,244	0.50	3,709	3.4	25,465	14	6,942
16.0	206,310	0.25	1,149	0.53	3,521	3.7	24,476	14	6,366
20.0	163,813	0.27	961	0.59	3,124	4.2	22,120	15	5,307
24.0	120.053	0.28	744	0.69	2,647	4.6	17,562	15	3,890
28.0	89,185	0.29	574	0.79	2,256	4.6	13,161	13	2,496
32.0	68,031	0.30	449	0.89	1,938	4.4	9,624	11	1,574

(*) Details of the Iron Cap Lower Zone Inferred Mineral Resource can be found at http://seabridgegold.net/News/Article/517/

Resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceeded 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) there being a possible higher grade core zone beneath the Mitchell deposit; (ii) that 2015 drilling could immediately enhance both gold and base metal production scenarios by adding further higher grade material in easily accessible locations and reducing waste rock generation; (iii) the belief that drilling the Mitchell core zone target is leaving the best to last; (iv) the belief that Seabridge now has a reliable solution that will enable it to complete holes into the Mitchell target; (v) the estimated amount and grade of mineral reserves at a deposit; (vi) the estimated amount and grade of mineral resources at the core zone deposits; (vii) the potential to extend the footprint of the block cave shapes and that such extensions could increase the potential mining rate for the higher grade material and that it could thereby generate a significant economic benefit to the project; and (viii) the observed geological relationship between deeper quartz-sulfide veins and quartz-sericite dominant at shallower levels implying vertical zonation of the mineral system and significant depth potential for the Iron Cap Lower Zone. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net